EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Cellco Partnership (d/b/a Verizon Wireless)

(dollars in millions, except ratio data)	Six Months Ended June 30, 2010
Earnings:
Pretax income from continuing operations	$8,620
Equity in income from unconsolidated entities	(32)
Noncontrolling interests	(140)
Interest expense	256
Portion of rent expense representing interest	311
Amortization of capitalized interest	34
Distributions from unconsolidated entities	27

Earnings, as adjusted	$9,076

Fixed Charges:
Interest expense	$256
Capitalized interest	318
Preferred return requirement of a consolidated subsidiary	—
Portion of rent expense representing interest	311

Fixed charges	$885

Ratio of earnings to fixed charges	10.26